

Mail Stop 4631

December 10, 2015

Via E-mail
Mr. Dennis Schemm
Chief Financial Officer
Continental Building Products, Inc.
12950 Worldgate Drive, Suite 700
Herndon, Virginia 20170

> **Re: Continental Building Products, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 25, 2015**
> **Form 8-K Filed November 4, 2015**
> **File No. 1-36293**

Dear Mr. Schemm:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22
Reconciliation of Non-GAAP Measures, page 33

1. Please revise your reconciliation of EBITDA and Adjusted EBITDA to begin with net income rather than operating income. Please refer to Question 103.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations for guidance.

10. Commitments and Contingencies, page 61

2. Please revise your disclosure to state if the legal actions and claims are expected to be material to your results of operations and cash flows in addition to your financial condition. If there are legal actions or claims that may be material to your results of operations and/or cash flows, specific disclosures for these legal actions and claims should be provided. Please refer to ASC 450-20-50 for guidance.

<u>Form 8-K Filed November 4, 2015</u>

3. We note your presentation of adjusted cash flow from operations. On page 7 of Exhibit 99.1, you refer to the measure as a performance measure. On page 8, you reconcile the non-GAAP measure from cash flow from operations, which suggests a liquidity measure along with the use of cash flow in the title. Please advise if this is a performance measure or a liquidity measure and revise your presentation in accordance with Item 10(e)(1)(i) of Regulation S-K. If you are presenting this measure as a liquidity measure, please tell us how the presentation complies with the guidance in Item 10(e)(1)(ii)(a) of Regulation S-K. While we note that the ultimate payment to employees is by an affiliate of Lone Star Funds, the payment is not presented as a non-cash reconciling item in your presentation of cash flow from operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction